EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December
$ in millions	2017	2016	2015	2014	2013
Net earnings	$ 4,286	$ 7,398	$ 6,083	$ 8,477	$ 8,040
Add:
Provision for taxes	6,846	2,906	2,695	3,880	3,697
Portion of rents representative of an interest factor	91	81	83	103	108
Interest expense on all indebtedness	10,181	7,104	5,388	5,557	6,668
Pre-tax earnings, as adjusted	$21,404	$17,489	$14,249	$18,017	$18,513
Fixed charges [1]:
Portion of rents representative of an interest factor	$ 91	$ 81	$ 83	$ 103	$ 108
Interest expense on all indebtedness	10,229	7,127	5,403	5,569	6,672
Total fixed charges	$10,320	$ 7,208	$ 5,486	$ 5,672	$ 6,780
Preferred stock dividend requirements	1,561	804	743	583	458
Total combined fixed charges and preferred stock dividends	$11,881	$ 8,012	$ 6,229	$ 6,255	$ 7,238
Ratio of earnings to fixed charges	2.07x	2.43x	2.60x	3.18x	2.73x
Ratio of earnings to combined fixed charges and preferred stock dividends	1.80x	2.18x	2.29x	2.88x	2.56x

1.	Fixed charges include capitalized interest of $48 million for 2017, $23 million for 2016, $15 million for 2015, $12 million for 2014 and $4 million for 2013.